May 6, 2013	ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re:	Daxor Corporation

Registration Statement on Form N-2/A (Registration No. 033-12367)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Daxor Corporation, a New York corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Amendment No. 1 to the Registration Statement on Form N-2/A (File No. 033-12367) (Investment Company Act of 1940 File No. 811-22684), as filed with the Commission on May 3, 2013, together with all exhibits thereto (the “Amended Registration Statement”), effective as soon as possible. The Registrant requests this withdrawal with regard to the Amended Registration Statement because it was filed using EDGAR code “N-2/A,” which is a code used for an amendment to a Form N-2 that is being filed under the Securities Act, and the Amended Registration Statement is only being filed under the Investment Company Act of 1940, as amended (the “1940 Act”). On May 6, 2013, the Registrant re-filed the Amended Registration Statement using EDGAR code “POS AMI,” which is the code for an amendment done only under the 1940 Act.

The Registrant confirms that the Amended Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Amended Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Amended Registration Statement has been distributed.

Very truly yours,

/s/ Peter D. Fetzer